EXHIBIT 99.1

Auna provides an update from its controlling shareholder Enfoca regarding its Sponsor-level Financing

Luxembourg, June 30, 2025 – Auna S.A. (NYSE: AUNA) (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today that its controlling shareholder, Enfoca Sociedad Administradora de Fondos de Inversión S.A. (“Enfoca”), has notified the Company about the status of its sponsor-level financing.

According to Enfoca, its “sponsor-level financing which had a final maturity of October 5, 2025, has been successfully refinanced. The new facility benefits from improved economic terms for the sponsors and other pre-IPO shareholders of Auna, and the new maturity date has been extended until the end of June 2027.”

Like Enfoca’s prior sponsor-level financing, Auna is not a party to, nor does Auna guarantee, nor is Auna otherwise liable with respect to the debt under the new sponsor-level financing.

Enfoca’s refinancing reinforces the long-term alignment between Auna and its pre-IPO shareholders, and helps support the continued execution of Auna’s strategic growth initiatives in Spanish-speaking Latin America.

About Auna

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of March 31, 2025, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,323 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s strategic growth initiatives. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Investor Relations Contact

contact@aunainvestors.com